Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER CONFIRMS TEMPORARY SUSPENSION OF PRODUCTION AT UK MANUFACTURING FACILITIES

Whitley, UK, 20 March 2020:  In light of the ongoing coronavirus situation, Jaguar Land Rover has confirmed that it will temporarily suspend production at its UK manufacturing facilities over the course of next week. The company’s intention is to resume in the week of 20 April, subject to review of the rapidly-changing circumstances.

As a responsible business, Jaguar Land Rover is operating in line with advice from the NHS and Public Health England to minimise the spread of the coronavirus, whilst implementing plans to safeguard its business continuity. The company will work towards an orderly return to production once conditions permit.

Currently, Jaguar Land Rover’s manufacturing plants in Brazil and India continue operating. The company’s joint venture plant in China reopened in the week of 24 February, as life begins to get back to normal in the country.

Although the company’s focus must be on its business and responsibilities to employees, Jaguar Land Rover is doing whatever it can to support its communities through the current situation. The company’s thoughts are with those directly affected by COVID-19 and with the healthcare professionals, whose role in combating this virus is appreciated by all.

ENDS

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks,

uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.